

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 17, 2015

James Dickson
President and Chief Executive Officer
Omega Brands Inc.
5005 Interbay Blvd
Tampa, FL 33611

> **Re: Omega Brands Inc.**
> **Form 8-K**
> **Filed March 27, 2015**
> **File No. 000-55216**

Dear Mr. Dickson:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Mara L. Ransom

                                                Mara L. Ransom
                                                Assistant Director
                                                Office of Consumer Products